================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                           Prana Biotechnology Limited
                              (Name of Registrant)


      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-116232

================================================================================

                           PRANA BIOTECHNOLOGY LIMITED


6-K Items

1. Prana Biotechnology Limited Proxy Statement for Annual Meeting to be held November 17, 2004.

2.   Prana Biotechnology Limited Form of Proxy Card.

                                                                          ITEM 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                    NOTICE OF
                             ANNUAL GENERAL MEETING

               Incorporating Explanatory Memorandum and Proxy Form

                                  To be held on
                  Wednesday 17 November 2004 at 10:30am at our
              offices, Level 2, 369 Royal Parade, Parkville, 3052.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]


                      Notice of 2004 Annual General Meeting
                      -------------------------------------

Notice is given that the 2004 Annual General Meeting of Shareholders (the "Meeting") of Prana Biotechnology Limited (the "Company") will be held at 10.30am on Wednesday, 17 November, 2004 at our offices at Level 2, 369 Royal Parade, Parkville, 3052.

BUSINESS
--------

2004 ANNUAL FINANCIAL STATEMENTS

To present before the Meeting the Annual Financial Statements of the Company comprising the Annual Financial Report, the Directors' Report and the Auditor's Report.

RESOLUTIONS - ORDINARY BUSINESS
-------------------------------

To consider and, if deemed advisable, to adopt the following resolutions as ordinary resolutions with or without amendment:

Resolution 1: Re-Election of Mr. Geoffrey Kempler to Serve as a Director

"That Mr. Geoffrey Kempler, a Director of the Company and the Chairman of the Company's Board of Directors, who retires by rotation from office and is eligible for re-election to the office of Director at the Meeting, be and hereby is re-elected as a Director of the Company for a term of up to three years expiring in 2007."

Resolution 2: Election of Dr. Jonas Alsenas to Serve as a Director

"That Dr. Jonas Alsenas, who was appointed by the Company's Board of Directors as a Director of the Company during the year following the 2003 Annual General Meeting of Shareholders as an additional Director on the Company's Board of Directors (as permitted under the Company's Constitution), being eligible for election as a Director of the Company and offering himself for election, be and hereby is elected as a Director of the Company for an unlimited term so long as he is the Company's Managing Director."

Resolution  3:  Approval  of  Previous  Issuance  of  Ordinary  Shares  to  P.N.
                Gerolymatos S.A.

"That the issuance of 1,350,000 ordinary shares of the Company to P.N. Gerolymatos S.A, pursuant to and under the terms of the Settlement Agreement dated 28 July, 2004, between the Company, P.N. Gerolymatos S.A. and certain other parties, be and hereby is approved."

Resolution  4:  Approval  of Previous  Issuance  of  Ordinary  Shares to Certain
                Consultants

"That the issuance of 1,098,232 fully paid ordinary shares of the Company to certain consultants of the Company, as described and under the terms set forth in the Explanatory Memorandum to the Notice of Meeting, be and hereby is approved."

Resolution 5: Approval of Previous Grants of Options to Certain Consultants

"That the grant of options to purchase 912,000 ordinary shares of the Company to certain consultants of the Company, as described and under the terms set forth in the Explanatory Memorandum to the Notice of Meeting, exercisable at A$0.50 per ordinary share, be and hereby is approved."

Resolution 6: Approval of Previous Grants of Options to Certain Employees

"That, the grants of options to certain employees of the Company to purchase 20,000 ordinary shares of the Company, exercisable at A$0.50 per ordinary share on or before 30 June 2005, under the terms and conditions set forth in the Company's Employee and Consultant Option Plan 2000, be and hereby is approved."

--------------------------------------------------------------------------------
                                     Page 2

Resolution 7: Approval of Issuance of Warrants to Rodman & Renshaw, LLC

"That the issuance of warrants to purchase 320,000 American Depositary Receipts of the Company, or ADRs, each representing ten ordinary shares of the Company, exercisable at US$8.00 per ADR on or before 4 June 2009, to Rodman & Renshaw LLC, be and hereby is approved."

Resolution 8: Approval of Grant of Unlisted Options to Dr. Jonas Alsenas

"That, subject to the approval of Resolution 10 with or without amendment the grant of options to purchase 380,000 American Depositary Receipts of the Company, or ADRs, each representing ten ordinary shares of the Company, exercisable at US$5.00 per ADR, under the terms and conditions set forth in the Explanatory Memorandum to the Notice of the Meeting, to Dr. Jonas Alsenas, in his capacity as Chief Executive Officer of the Company, be and hereby is approved. Such options will be granted by the Company under and pursuant to the terms of the 2004 ADS Option Plan, subject to the adoption thereof at the Meeting (or under any other option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose)."

Resolution 9: Non-Executive Directors Remuneration Pool

"That, the aggregate amount available per annum for the remuneration of Non-Executive Directors for their services (payable in cash, shares or options) be increased by AU$1,000,000, from AU$250,000 up to a maximum amount of AU$1,250,000 per annum."

Resolution 10: Adoption of the 2004 American Depositary Share (ADS) Option Plan

"That, the Company's 2004 American Depositary Share (ADS) Option Plan (the "ADS Plan"), attached as Annexure A to the Explanatory Memorandum attached to this Notice of Meeting, under which options to purchase American Depositary Shares of the Company may be granted to employees, directors, consultants and independent contractors of the Company and its subsidiaries, as determined from time to time by a committee of the Board of Directors of the Company, be and hereby is approved and adopted in all respects. Options granted under the ADS Plan are exercisable at such exercise price and will have such term and other conditions as set forth in the ADS Plan."

Resolution 11: Adoption of the 2004 Employees, Directors' and Consultants' Share
               and Option Plan

"That, the Company's 2004 Employees, Directors' and Consultants' Share and Option Plan (the "ASX Plan"), attached as Annexure B to the Explanatory Memorandum attached to this Notice of Meeting, under which ordinary shares may be issued and options to purchase ordinary shares may be granted to employees, directors and consultants of the Company and its subsidiaries, as determined from time to time by a committee of the Board of Directors of the Company, be and hereby is approved and adopted in all respects. Options granted under the ASX Plan are exercisable at such exercise price and will have such term and other conditions as set forth in the ASX Plan."

Resolution  12:  Approval of Maximum  Shares  Issuable  under the 2004  American
                 Depositary Share (ADS) Option Plan and the 2004 Employees, Directors' and Consultants' Share and Option Plan

"That, subject to the approval of Resolution 10 with or without amendment and/or subject to the approval of Resolution 11 with or without amendment, the Company is hereby authorised to issue up to an aggregate 12,000,000 ordinary shares of the Company or American Depositary Shares of the Company, representing 12,000,000 ordinary shares, under and pursuant to the 2004 American Depositary Share (ADS) Option Plan and the 2004 Employees, Directors' and Consultants' Share and Option Plan."

Resolution 13: Approval of Grant of Unlisted Options to Mr. Geoffrey Kempler

"That, subject to the approval of Resolution 1 with or without amendment and the approval of Resolution 11 with or without amendment, the Company is hereby authorised to grant to Mr. Geoffrey Kempler unlisted options to purchase 1,000,000 ordinary shares of the Company, exercisable for nil consideration on or before 30 June, 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share and Option Plan, subject to the adoption thereof at the Meeting (or under any other option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). Such options may not be exercised until and unless the price of the Company's ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. The ordinary shares issued upon exercise of such options may not be disposed of without the prior consent of the Company's Board of Directors."

--------------------------------------------------------------------------------

Resolution 14: Approval of Grant of Unlisted Options to Prof. Colin Masters

"That, subject to the approval of Resolution 11 with or without amendment, the Company is hereby authorised to grant to Professor Colin Masters unlisted options to purchase 1,000,000 ordinary shares of the Company, exercisable for nil consideration on or before 30 June, 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share and Option Plan, subject to the adoption thereof at the Meeting (or under any other option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). Such options may not be exercised until and unless the price of the Company's ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. The ordinary shares issued upon exercise of such options may not be disposed of without the prior consent of the Company's Board of Directors."

Resolution 15: Approval of Grant of Unlisted Options to Mr. Brian Meltzer

"That, subject to the approval of Resolution 9 with or without amendment and the approval of Resolution 11 with or without amendment, the Company is hereby authorised to grant to Mr. Brian Meltzer unlisted options to purchase 300,000 ordinary shares of the Company, exercisable for nil consideration on or before 30 June, 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share and Option Plan, subject to the adoption thereof at the Meeting (or under any other option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). Such options may not be exercised until and unless the price of the Company's ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. The ordinary shares issued upon exercise of such options may not be disposed of without the prior consent of the Company's Board of Directors."

Resolution 16: Approval of Grant of Unlisted Options to Dr. George Mihaly

"That, subject to the approval of Resolution 9 with or without amendment and the approval of Resolution 11 with or without amendment, the Company is hereby authorised to grant to Dr. George Mihaly unlisted options to purchase 300,000 ordinary shares of the Company, exercisable for nil consideration on or before 30 June, 2010. Such options will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share and Option Plan, subject to the adoption thereof at the Meeting (or under any other option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). Such options may not be exercised until and unless the price of the Company's ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. The ordinary shares issued upon exercise of such options may not be disposed of without the prior consent of the Company's Board of Directors."

Resolution 17:  Approval of Issuance of Ordinary  Shares to Mr. Brian Meltzer in
                Lieu of Director's Base Fees

"That, subject to the approval of Resolution 9 with or without amendment and the approval of Resolution 11 with or without amendment, an annual base fee for director services in an aggregate amount of AU$40,000 be paid by way of issuance of fully paid ordinary shares of the Company to Mr. Brian Meltzer, a Director of the Company. Such shares will be issued by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share and Option Plan, subject to the adoption thereof at the Meeting (or under any other share plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). The number of shares to be issued will be calculated based on a price per ordinary share equal to the lesser of:
a) 80% of the average market price for the Company's ordinary shares calculated over the five days prior to the Company's 2004 Annual General Meeting of Shareholders, or;
b) 80% of the average closing price for the Company's ordinary shares calculated over the six months prior to the Company's 2004 Annual General Meeting of Shareholders."

Resolution 18:  Approval of Issuance of Ordinary  Shares to Dr. George Mihaly in
                Lieu of Director's Base Fees

"That, subject to the approval of Resolution 9 with or without amendment and the approval of Resolution 11 with or without amendment, an annual base fee for director services in an aggregate amount of AU$40,000 be paid by way of issuance of fully paid ordinary shares of the Company to Dr. George Mihaly, a Director of the Company. Such shares will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share and Option Plan, subject to the adoption thereof at the Meeting (or under any other share plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). The number of shares to be issued will be calculated based on a price per ordinary share equal to the lesser of:
a) 80% of the average market price for the Company's ordinary shares calculated over the five days prior to the Company's 2004 Annual General Meeting of Shareholders, or;
b) 80% of the average closing price for the Company's ordinary shares calculated over the six months prior to the Company's 2004 Annual General Meeting of Shareholders."

--------------------------------------------------------------------------------
                                     Page 4

Resolution 19: Approval of Issuance of Ordinary Shares to Prof. Colin Masters in
               Lieu of Director's Base Fees

"That, subject to the approval of Resolution 11 with or without amendment, an annual base fee for director services in an aggregate amount of AU$40,000 be paid by way of issuance of fully paid ordinary shares of the Company to Prof. Colin Masters, a Director of the Company. Such shares will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share and Option Plan, subject to the adoption thereof at the Meeting (or under any other share plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). The number of shares to be issued will be calculated based on a price per ordinary share equal to the lesser of:
a) 80% of the average market price for the Company's ordinary shares calculated over the five days prior to the Company's 2004 Annual General Meeting of Shareholders, or;
b) 80% of the average closing price for the Company's ordinary shares calculated over the six months prior to the Company's 2004 Annual General Meeting of Shareholders."

Date:  12 October 2004

By Order Of The Board

/s/Richard Revelins

Richard Revelins
Company Secretary

The accompanying Explanatory Memorandum and the following information for shareholders form part of this Notice of Meeting.

--------------------------------------------------------------------------------
                                     Page 5

                          INFORMATION FOR SHAREHOLDERS:

Voting Exclusion Statement
--------------------------

In accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, the Company will disregard votes cast:

     a)   On resolution 3 by:
          o    P.N. Gerolymatos S.A., and
          o    An associate of that person/entity

     b)   On resolution 4 by
          o    Professor Ashley Bush, and
          o    The Anne McBride Company Inc., and
          o    Mr. David Bartash, and
          o    An associate of the above named person/entity

     c)   On resolution 5 by:
          o    Professor Ashley Bush, and
          o    Mr. Richard Revelins, and
          o    An associate of the above named person/entity

     d)   On resolution 6 by:
          o    Ms. Gaik Kok, and
          o    Ms. Elisabeth Gautier, and
          o    Ms. Brenda Leung, and
          o    An associate of the above named person/entity

     e)   On resolution 7 by:
          o    Rodman & Renshaw, LLC, and
          o    An associate of that person/entity

     f)   On resolution 8 by:
          o    Dr. Jonas Alsenas, and
          o    An associate of that person/entity

     g)   On resolution 9 by:
          o    A Director of the Company
          o    An associate of that person/entity

     h)   On resolution 13 by:
          o    Mr. Geoffrey Kempler, and
          o    An associate of that person/entity

     i)   On resolution 14 and resolution 19 by:
          o    Professor Colin Masters, and
          o    An associate of that person/entity

     j)   On resolution 15 and resolution 17 by:
          o    Mr. Brian Meltzer; and
          o    An associate of that person/entity

     k)   On resolution 16 and resolution 18 by:
          o    Dr. George Mihaly; and
          o    An associate of that person/entity

However, the Company need not disregard a vote if:
     o It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
     o It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

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                                     Page 6

Proxy Instructions
------------------

A member who is entitled to vote at a meeting may appoint:

(a) one proxy if the member is only entitled to one vote; and

(b) one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and proof of the power of attorney or other authority satisfactory to the Directors) must be lodged at or sent by facsimile transmission to the registered office of the Company at Suite 2, 1233 High Street, Armadale, Victoria, 3143, or facsimile +61 3 9824 8161, not less than 48 hours before the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Australian Corporations Act 2001. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation's place of incorporation.

The proxy may, but need not, be a member of the Company.

A proxy form is attached to this Notice.

Statement Regarding Undirected Proxies
--------------------------------------

As disclosed on the proxy form it is the intention of the Chairman of the Meeting to vote any undirected proxies in favour of all resolutions. Pursuant to changes to the ASX Listing Rules, which came into effect for shareholder meetings held after 1 January 2002, the proxy from is required to contain certain disclosures regarding the voting intentions of the Chairman regarding undirected proxies. Shareholders are advised to read the proxy form carefully. By marking the box at the top of the proxy form, proxy holders acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you do not mark the box at the top of the proxy form or alternatively each resolution your proxy may be considered invalid.

Corporate Representatives
-------------------------

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation's place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting.

Voting Entitlement
------------------

For the purposes of the Australian Corporations Act 2001 and corporations Regulations, shareholders entered on the company's Register of Members as at 5:00pm, 15 November 2004 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.


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                                     Page 7

                           Prana Biotechnology Limited
                           ---------------------------
                               ABN 37 080 699 065

                             Explanatory Memorandum
                             ----------------------

This Explanatory Memorandum dated 6 October, 2004, has been issued by Prana Biotechnology Limited ABN 37 080 699 065 (the "Company"). This Explanatory Memorandum forms part of and should be read in conjunction with the Notice of 2004 Annual General Meeting of the Company scheduled to be held on 17 November, 2004, to which this Explanatory Memorandum is attached. This Explanatory Memorandum has been prepared to assist shareholders of the Company in the consideration of the resolutions proposed in the Notice of 2004 Annual General Meeting.

The Board of Directors of the Company recommends that shareholders vote in favour of the Resolutions described in this Explanatory Memorandum. Certain Directors withhold their recommendation in regard to specific resolutions, where the passing of the specific resolution may result in a benefit to that Director, in accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, as detailed in the Voting Exclusion Statement attached to the Notice of Meeting.

PRESENTATION OF 2004 ANNUAL FINANCIAL STATEMENTS

The 2004 Annual Financial Statements of the Company will be presented to the shareholders at the Meeting, in accordance with the Australian Corporations Act 2001. Shareholders will be given the opportunity to ask the Board of Directors and a representative of the accounting firm that audited the Company's financial statements questions in respect of the 2004 Annual Financial Statements.

RESOLUTIONS - ORDINARY BUSINESS

1. RE-ELECTION OF MR. GEOFFREY KEMPLER TO SERVE AS A DIRECTOR
   ----------------------------------------------------------

     At each Annual General Meeting of the Company, one third of the directors of the Company (except a Managing Director) must retire from office by rotation, in accordance with the Company's Constitution. No director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

     Mr. Kempler has served as Chairman of the Board of Directors of the Company since November 11, 1997, and was last re-elected to serve as a director of the Company at the Company's 2001 Annual General Meeting of shareholders held on November 16, 2001. Accordingly, Mr. Kempler must retire from office as a director and may stand for re-election to serve as a director at the Meeting.

     Mr Kempler, aged 49, is one of the founders of the Company and has been primarily responsible for the successful negotiation of the Company's existing contractual relationships with Massachusetts General Hospital, the University of Melbourne and the Biomolecular Research Institute. Between November 1997 and August 2004 served as the Company's Chief Executive Officer. Mr Kempler is a qualified industrial psychologist and the major shareholder of Prana Biotechnology Limited.

2. ELECTION OF DR. JONAS ALSENAS TO SERVE AS A DIRECTOR
   ----------------------------------------------------

     In accordance with the Company's Constitution, the Board of Directors of the Company may appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting of shareholders when he or she shall be eligible for election.

     On March 25, 2004, Dr. Alsenas, aged 43, was appointed by the Company's Board of Directors to serve as a Director of the Company. Dr. Alsenas was appointed Chief Executive Officer of the Company on August 9, 2004. Accordingly, the shareholders are being asked at the Meeting to approve the election of Dr. Alsenas to serve as a Director of the Company for an unlimited term so long as he is the Company's Managing Director.

     Prior to joining the Company, Dr. Alsenas was a leading U.S. biotechnology and pharmaceutical company analyst. Dr. Alsenas is a member of the Audit Risk and Compliance Committee. Until December 2003, Dr Alsenas served as Managing Director (Research Analyst/Portfolio Manager), of ING Investment Management, New York, where he co-managed a hedge


--------------------------------------------------------------------------------
                                     Page 8
     fund with an emphasis on investments in biotechnology. From April 1996 through June 2000, Dr. Alsenas was Principal and ultimately Managing Director as a research analyst at the investment banking firm Furman Selz, LLC and its successor ING Barings, LLC, where he provided research coverage of the biotechnology sector. Dr Alsenas began his career in 1991 with Scheer & Company in Branford, Connecticut where he provided strategic consulting and due diligence for biotechnology and pharmaceutical industry clients and investors, including venture capital groups and portfolio managers. Dr Alsenas received a Doctor of Veterinary Medicine degree from the Ohio State University and a Bachelor of Arts from Northwestern University.

APPROVAL OF PREVIOUS ISSUANCE OF ORDINARY SHARES AND GRANTS OF OPTIONS

     According to Chapter 7.1 of the ASX Listing Rules, an entity must not issue or agree to issue equity securities exceeding 15% of the share capital of the Company within a 12 month period. The Company is seeking shareholder approval of the issuance of ordinary shares and grants of options to purchase ordinary shares to certain person and entities in order to have the flexibility to issue up to 15% of the Company's share capital in a rolling 12 month period. Resolutions 3, 4, 5 and 6 relate to previous issuances of equity.

3. APPROVAL OF PREVIOUS ISSUANCE OF ORDINARY SHARES TO P.N. GEROLYMATOS S.A.
   -------------------------------------------------------------------------

     On 28 July, 2004, the Company and The General Hospital Corporation of Massachusetts settled an on-going litigation with P.N. Gerolymatos S.A. regarding the exploitation rights to certain patents. Under the terms of the settlement agreement, among other things, the Company issued on 9 August 2004 to P.N. Gerolymatos S.A. 1,350,000 fully paid ordinary shares of the Company, which are being held in escrow until 9 August, 2005 (being 12 months from the date of issue).

4. APPROVAL OF PREVIOUS ISSUANCE OF ORDINARY SHARES TO CERTAIN CONSULTANTS
   -----------------------------------------------------------------------

     a) The Company was originally established to develop and commercialize Prof. Bush's findings that the toxicity associated with Alzheimer's disease is due to aberrant behaviour by metals in the brain, namely zinc and copper, binding to proteins. Prof. Bush has been an integral part of the Company since it was founded in 1997. His demonstration of a long-term commitment to the Company, in addition to the successful clinical trial of our first compound for the treatment of Alzheimer's disease, reinforces the Company's belief that Prof. Bush's contribution to the Company is essential in its mission to develop therapeutic drugs designed to treat this malignant condition.

         On February 25, 2004, the Company announced that it had entered into a new consultancy agreement with Professor Ashley Bush MD, PhD, of Harvard Medical School, under which Prof. Bush agreed to provide the Company with consulting services for a period of ten years. In consideration of his services, we agreed to pay Prof. Bush an annual consulting fee of US$100,000. Prof. Bush is also entitled to receive 1,650,000 ordinary shares and options to purchase 824,000 ordinary shares at an exercise price $0.50 per share, over the life of the contract.

         On 10 May, 2004, pursuant to the new contract with Prof. Ashley Bush, the Company issued to Prof. Ashley Bush 825,000 fully paid ordinary shares of the Company.

     b) On 20 February, 2004, the Company issued 155,502 fully paid ordinary shares of the Company to The Anne McBride Company Inc. in lieu of US$65,000 corporate advisory fees.

     c) The Company, prior to its listing on the NASDAQ SmallCap Market, engaged Mr. David Bartash to provide to it U.S. corporate advice. In accordance with the agreement entered into between the Company and Mr. Bartash for these services, Mr. Bartash has received ordinary shares of the Company in lieu of cash remuneration bi-annually (for the periods of April 15-October 15 and October 15 -April 15). The number of ordinary shares issued to Mr. Bartash under such agreement is calculated according to the exchange rate and the closing price of the Company's ordinary shares on the ASX on the day commencing the period of the service.

         In accordance with its agreement with Mr. Bartash, the Company issued to Mr. Bartash, (i) on 12 January, 2004, 67,955 fully paid ordinary shares in lieu of US$30,000 corporate advisory fees for the period of 15 October, 2003 through 15 April, 2004; and (ii) on 16 September 2004, 49,755 fully paid ordinary shares in lieu of US$30,000 corporate advisory fees for the period of 15 April, 2004 through 15 October, 2004. The difference in the amount of ordinary shares issued in each tranche is due to share price fluctuations and US$-AU$ exchange rate fluctuations.

          Both The Anne McBride Company Inc. and Mr David Bartash provide corporate advice to the Company in relation to its operations in the United States. The Company believes that in addition to providing a valuable service to the Company, the willingness of the above named consultants to forgo monetary compensation for their services and in lieu thereof, to receive equity in the Company, is beneficial to the Company.


--------------------------------------------------------------------------------
                                     Page 9

5. APPROVAL OF PREVIOUS GRANTS OF OPTIONS TO CERTAIN CONSULTANTS
   -------------------------------------------------------------

     a) On 10 May, 2004, the Company granted to Prof. Ashley Bush options to purchase 412,000 ordinary shares of the Company, pursuant to the agreement we entered into with Prof. Ashley Bush described in Note 4(a) of this Explanatory Memorandum. Such options are exercisable at $0.50 per ordinary share on or before February 1, 2007.

     b) On 27 November, 2003, the Company granted to Mr. Richard Revelins options to purchase 500,000 ordinary shares of the Company in lieu of fees for services provided by him to the Company as Company Secretary. To date, Mr. Revelins has not received cash compensation for the invaluable services he has provided to the Company. Such options are exercisable at $0.50 per ordinary share on or before 30 June 2005 and were granted under the Company's Employee and Consultant Option Plan 2000.

6. APPROVAL OF PREVIOUS GRANTS OF OPTIONS TO CERTAIN EMPLOYEES
   -----------------------------------------------------------

     On 5 December, 2003, the Company granted to certain scientists employed by the Company options to purchase an aggregate 20,000 ordinary shares of the Company. These options were issued as an additional incentive to such scientists, in accordance with the Company Policy for recruiting, retaining and rewarding valuable human resources. These options were granted to the following employed scientists in the following amounts:

           Elisabeth Gautier:        options to purchase 5,000 ordinary shares
           Brenda Leung:             options to purchase 5,000 ordinary shares
           Gaik Kok:                 options to purchase 10,000 ordinary shares

     Such options are exercisable at $0.50 per ordinary share on or before 30 June 2005 and were granted under the Employee and Consultants Option Plan 2000.

APPROVAL OF ISSUANCE OF ORDINARY SHARES AND GRANTS OF OPTIONS

7. APPROVAL OF ISSUANCE OF WARRANTS TO RODMAN & RENSHAW, LLC
   ---------------------------------------------------------

     At the general meeting of shareholders held on June 1, 2004, shareholders of the Company approved a private placement in the United States of 4,000,000 American Depositary Receipts, or ADRs, to institutional and professional investors at a price of US$5.00 per ADR, for an aggregate US$20 million. The private placement also involved the acquisition by the investors of five-year warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR. Should these warrants be exercised in full, we would raise an additional US$24 million.

     Rodman & Renshaw, LLC acted as the placement agent for the private placement and part of its fee was to receive warrants to purchase an additional 320,000 ADRs, each representing ten ordinary shares of the Company, exercisable at a price of US$8.00 per ADR on or before 4 June, 2009. The approval of the issuance of such warrants to Rodman & Renshaw, LLC was omitted in error from the shareholder approval of the private placement transaction. Accordingly, the Company is seeking shareholder approval of the issuance of such warrants to Rodman & Renshaw, LLC.

8. APPROVAL OF GRANT OF UNLISTED OPTIONS TO DR. JONAS ALSENAS
   ----------------------------------------------------------

     The Company is seeking shareholder approval, in accordance with ASX Listing Rule 10.14, to grant Dr. Jonas Alsenas options to purchase 380,000 ADRs, each representing ten ordinary shares of the Company, exercisable at a price of US$5.00 per ADR. Such options will vest over a period of four years, 25% at the end of each year from the date of grant. The options will expire at the end of eight years from date of grant. Such options will be granted by the Company under and pursuant to the terms of the 2004 ADS Option Plan, subject to its adoption at the Meeting (or under any other option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). If approved by the shareholders at the Meeting, such options will be granted to Dr. Alsenas within one month from the date of the Meeting. This option grant forms part of the employment agreement entered into by the Company with Dr. Alsenas, under which Dr. Alsenas agreed to serve as our Chief Executive Officer as of such date. Dr. Alsenas agreed to devote his best efforts and full business time and attention to the performance of service to the Company.

     As a consequence of his interest in Resolution 8, Dr. Jonas Alsenas absented himself from the discussion of the Board of Directors with respect to, and did not vote in respect of, the proposal to present to the Company's shareholders Resolution 8 or the accompanying part of the Explanatory Memorandum. Mr. Kempler, Prof. Masters, Mr. Meltzer and Dr. Mihaly recommend that shareholders vote in favour of Resolution 8 in order to enable the Company to continue to benefit from Dr. Jonas Alsenas' expertise.

--------------------------------------------------------------------------------
                                    Page 10

9. NON-EXECUTIVE DIRECTORS REMUNERATION POOL
   -----------------------------------------

     The Company is seeking shareholder approval to increase the aggregate amount available per annum for the remuneration of non-executive directors for their services (payable in cash, ordinary shares or options) by AU$1,000,000, from AU$250,000 to AU$1,250,000, for the following reasons:

     a) New corporate governance recommendations & requirements in connection with the ASX's Principles of Good Corporate Governance and the Sarbanes-Oxley Act of 2002 (in respect of our NASDAQ Stock Market listing), require the Company to have a majority of independent, non-executive directors, some of whom must have special financial expertise, before 1 July 2005; and

     b) The Company, now being a global company, has opened subsidiaries in the United States and the United Kingdom, recognising the importance of a local presence in these markets to further develop and commercialise its interests. In light of the forgoing, the Company would like to allow itself the opportunity and ability to appoint new non-executive directors to the Company with local knowledge of these markets, and thus add value to the Company.

     This proposal to increase the aggregate amount of fees available for the remuneration of non-executive directors (payable in cash, shares or options) will enable the Company during the next year to maintain a level of remuneration of its non-executive directors that is competitive and in line with international market conditions and industry standards. This will ensure that the Company continues to be able to attract and retain high calibre non-executive directors. It will also give the Company's Board of Directors the flexibility to introduce two or more new non-executive directors, if that is considered desirable. Under the current non-executive director remuneration limit, the Board of Directors does not have the ability to take such steps.

     Mr. Geoffrey Kempler, Dr. Jonas Alsenas and Professor Colin Masters approved the Board of Directors proposal to present to the shareholders Resolution 9 and this accompanying part of this Explanatory Memorandum. As a consequence of their interest in Resolution 9, Mr. Brian Meltzer and Dr. George Mihaly absented themselves from the discussion with respect to, and did not vote in respect of, the proposal to present to the shareholders Resolution 9 or this accompanying part of this Explanatory Memorandum. Mr. Geoffrey Kempler, Dr. Jonas Alsenas and Professor Colin Masters recommend that the shareholders vote in favour of Resolution 9 in order to enable the Company to attract, retain and duly reward high calibre Directors.

10, 11,
& 12  ADOPTION  OF THE 2004  AMERICAN  DEPOSITARY  SHARE  (ADS) OPTION  PLAN
      -----------------------------------------------------------------------
      AND THE  2004  EMPLOYEES,DIRECTORS' AND CONSULTANTS' SHARE AND OPTION PLAN
      --------------------------------------------------------------------------

     The Company is seeking shareholder approval to adopt the 2004 Employees', Directors' and Consultants' Share and Option Plan (the "2004 ASX Plan") and the 2004 American Depository Share (ADS) Option Plan (the "2004 ADS Plan"; and together with the 2004 ASX Plan, the "2004 Plans"). Under the 2004 ASX Plan, the Company may issue ordinary shares of the Company traded on the Australian Stock Exchange, and under the 2004 ADS Plan the Company may issue American Depository Shares ("ADSs") of the Company reported on the NASDAQ SmallCap Market. The Board of Directors believes that the approval of the 2004 Plans by the shareholders is essential to allow the Company and its subsidiaries to be able to continue to attract, motivate and retain valuable human capital, whose present and potential contribution are important to the Company's interests, development and success.

     In addition, shareholders are being asked to authorise the Company to issue under the 2004 Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. Any increase in such maximum number of ordinary shares or ADSs issuable under the 2004 Plans is subject to shareholder approval.

     According to ASX Listing Rule 10.14, any issue of securities to a director of the Company is subject to shareholder approval at a meeting of shareholders; the director and his/her associates are excluded from voting in regards to such resolutions. As such, the Company is seeking shareholder approval in Resolutions 8, 13-19 to issue securities under the Plans.

     THE 2004 ADS PLAN
     -----------------

     The Company is seeking shareholder approval to adopt the Company's 2004 ADS Plan, a copy of which is attached hereto as Annexure A and the terms of which are incorporated by reference into this Explanatory Memorandum. The adoption of the 2004 ADS Plan was approved by the Company's Board of Directors, including all of the non-employee directors. The purpose of the 2004 ADS Plan is to promote the interests of the Company and its non-Australian based employees, officers, consultants, independent contractors and directors. The Board of Directors believe that an American Depositary Share option plan is presently required due to the appointment of Mr. Jonas Alsenas, a U.S.-based director, as Chief Executive Officer of the Company, and the recent establishment of a wholly-owned subsidiary in the United States.


--------------------------------------------------------------------------------
                                    Page 11

     Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% Holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

     Under the 2004 ADS Plan, the Company will be entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase up to an aggregate 1,200,000 American Depositary Shares, or ADSs, of the Company, representing 12,000,000 ordinary shares of the Company (which constitute approximately 10% of the issued and outstanding share capital of the Company as of the date of this Explanatory Memorandum and is subject to adjustment as provided in the 2004 ADS Plan). The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs, representing 5,000,000 ordinary shares of the Company. ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2004 ADS Plan.

     The 2004 ADS Plan will be administered by a committee comprised of members of the Board of Directors of the Company, or the Committee. The Committee will have authority, in its sole discretion, to grant options under the 2004 ADS Plan, to interpret the provisions of the 2004 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ADS Plan shall be final, conclusive and binding on all persons.

     The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2004 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2004 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% Holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2004 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% Holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

     Options granted under the 2004 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his guardian or legal representative

     THE 2004 ASX Plan
     -----------------

     The Company is seeking shareholder approval to adopt the Company's 2004 Employees', Directors' & Consultants' Share & Option Plan, or the 2004 ASX Plan, a copy of which is attached hereto as Annexure B and the terms of which are incorporated by reference into this Explanatory Memorandum. The adoption of the 2004 ASX Plan was approved by the Company's Board of Directors, including all of the non-employee directors. Under the 2004 ASX Plan, the Company will be entitled to issue to employees, directors and consultants of the Company and its subsidiaries, from time to time, up to and aggregate amount of 12,000,000 ordinary shares of the Company (which constitute approximately 10% of the issued and outstanding share capital of the Company as of the date of this Explanatory Memorandum and is subject to adjustment as provided in the 2004 ASX Plan), either by the issuance of ordinary shares or under options to purchase ordinary shares granted under the 2004 ASX Plan.

     The 2004 ASX Plan will be administered by a committee comprised of members of the Board of Directors of the Company, or the Committee. The Committee will have authority, in its sole discretion, to grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

     The number of shares issued or options granted, the exercise price and option term or options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will

--------------------------------------------------------------------------------
                                     Page 12
     be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee, however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

     The Board of Directors of the Company believes that the adoption of the 2004 ASX Plan is necessary for the Company in order to:
     a) provide eligible persons with an additional incentive to work to improve the performance of the Company;
     b) attract and retain eligible persons essential for the continued growth and development of the Company;
     c) promote and foster loyalty and support amongst eligible persons for the benefit of the Company;
     d) enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and
     e)   provide an alternative to cash payments.

13, 14,
15, 16   APPROVAL OF GRANT OF UNLISTED OPTIONS TO DIRECTORS
         --------------------------------------------------

     In recognition of the Board of Directors' future contributions to the growth and success of the Company, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to its directors, in their capacity as such, unlisted options to purchase ordinary shares of the Company, exercisable for nil consideration on or before 30 June 2010, as set forth below. Such options will be granted by the Company under and pursuant to the terms of the 2004 Employees', Directors' & Consultants' Share & Option Plan, subject to its adoption at the Meeting (or under any other option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose).

--------------------------------------------------------------------------------
Name                            Position                       Amount of Options
--------------------------------------------------------------------------------
Mr. Geoffrey Kempler            Executive Chairman                1,000,000
--------------------------------------------------------------------------------
Professor Colin Masters         Executive Director                1,000,000
--------------------------------------------------------------------------------
Mr. Brian Meltzer               Non-Executive Director              300,000
--------------------------------------------------------------------------------
Dr. George Mihaly               Non-Executive Director              300,000
--------------------------------------------------------------------------------
Total                                                             2,600,000
--------------------------------------------------------------------------------

     The above options will be held in escrow for one year from date of grant. In addition, the vesting terms of these option grants will provide that these options may not be exercised until and unless the price of the Company's ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. Further, under the terms of this option grant, the directors will not be entitled to dispose of the ordinary shares issued to them upon exercise of these options without the prior consent of the Company's Board of Directors. If approved by the shareholders, such options will be granted to the forgoing directors within one month from the date of the Meeting.

     Using The Black Scholes Model to valuate these options as follows:

              Volatility measured over 36 months: 63.90%
              Escrow period: 12 months
              Risk Free Rate: 5.36% (5 year Government Bonds)
              Exercise Price: $0.00

     The value of the options according to this model is AU$0.54 per option.

     The Black Scholes Model does not take into consideration the other restrictions and hurdles placed on these options as set out above. Therefore, for accounting purposes, we have applied a 35% discount to the above value, in-order to reflect these restrictions.

     We therefore reach an estimated valuation of the options at AU$0.351 per option.

     The grant of options to Mr. Geoffrey Kempler is subject to Resolution 1 and 11 being approved with or without amendment.

     The grant of options to Professor Colin Masters is subject to Resolution 11 being approved with or without amendment.


--------------------------------------------------------------------------------
                                     Page 13

     The grant of options to Mr. Brian Meltzer and Dr. George Mihaly, both of whom are Non - Executive Directors, is subject to Resolution 9 and 11 being approved with or without amendment.

     As a consequence of the interest of Mr. Geoffrey Kempler, Professor Colin Masters, Mr. Brian Meltzer, and Dr. George Mihaly in Resolutions 13, 14, 15, and 16, respectively, each such person absented himself from the discussion of the Board of Directors with respect to, and did not vote in respect of, the proposal to present to the Company's shareholders the respective Resolution in which he has an interest or the accompanying part of this Explanatory Memorandum. Dr. Jonas Alsenas, as Chief Executive Officer of the Company, and drawing upon his industry knowledge of like-sized biotechnology companies with NASDAQ listings, recommends that shareholders vote in favour of Resolutions 13, 14, 15, and 16, in order to enable the Company to continue to benefit from Mr. Geoffrey Kempler's, Professor Colin Masters', Mr. Brian Meltzer's and Dr. George Mihaly's expertise.

17, 18
& 19   APPROVAL OF ISSUANCE OF ORDINARY SHARES IN LIEU OF BASE DIRECTORS FEES
       ----------------------------------------------------------------------

     At the 2003 annual general meeting of shareholders held on 17 December, 2003, shareholders of the Company approved the issuance of fully paid ordinary shares to each of Mr. Brian Meltzer, Dr. George Mihaly and Professor Colin Masters, directors of the Company, in lieu of a cash payment of AU$40,000 per each such director as an annual base fee for director services.

     The Company believes that such means of remuneration is beneficial to the Company and it seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to each of the forgoing directors, in lieu of cash remuneration to each director of an annual base fee for director services in the amount of AU$40,000, fully paid ordinary shares of the Company. Such shares will be issued by the Company under and pursuant to the terms of the 2004 Employees' Directors' & Consultants' Share & Option Plan, subject to its adoption at the Meeting (or under any other share plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose). If approved by the shareholders, such shares will be issued to the forgoing directors within one month from the date of the Meeting.

     The number of ordinary shares to be issued will be calculated based on a price per ordinary share equal to the lesser of:
     a) 80% of the average market price for the Company's ordinary Shares calculated over the five days prior to the Meeting; or
     b) 80% of the average closing price for the Company's ordinary shares calculated over the six months prior to the Meeting.

     As a consequence of the interest of Mr. Brian Meltzer, Dr. George Mihaly and Professor Colin Masters in Resolutions 17, 18 and 19, respectively, each such person absented himself from the discussion of the Board of Directors with respect to, and did not vote in respect of, the proposal to present to the Company's shareholders the respective Resolution in which he has an interest or the accompanying part of this Explanatory Memorandum. Mr. Kempler and Dr. Alsenas recommend that shareholders of the Company vote in favour of Resolutions 17, 18 and 19 in order to enable the Company to continue to benefit from Mr. Brian Meltzer's, Dr. George Mihaly's and Professor Colin Masters' expertise.

--------------------------------------------------------------------------------
                                    Page 14

                                   ANNEXURE A
                                   ----------

                           PRANA BIOTECHNOLOGY LIMITED
                               ABN 37 080 699 065
                2004 AMERICAN DEPOSITARY SHARE (ADS) OPTION PLAN

Prana Biotechnology Limited, a corporation formed under the laws of the Commonwealth of Australia (the "Company"), hereby establishes and adopts the following 2004 American Depository Share (ADS) Option Plan (the "Plan"), effective November 17, 2004 (the "Effective Date"), subject to the approval of the Plan by the majority of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company.

1. Purpose.
   -------

The purpose of the Plan is to promote the interests of the Company, its Subsidiaries and shareholders by enabling the Company and its Subsidiaries to attract and retain outstanding employees, officers, consultants, independent contractors and directors ("Eligible Persons") and align the interests of Eligible Persons with those of the Company and its shareholders through the incentive inherent in the ownership of ordinary shares of the Company ("Shares"). For purposes of the Plan, the term "Subsidiary" shall mean
"subsidiary corporation," as such term is defined in Section 424(f) of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of the Plan, the term "Award" shall mean a grant of an option to purchase American Depositary Shares ("ADSs") representing Shares.

2. Shares Subject to Awards.
   ------------------------

(a) Awards under the Plan ("Awards") may be granted in the following forms:

         (i) incentive stock options  ("Incentive Stock Options") as provided in
         Section 422 of the Code; provided, however, that no Award of Incentive Stock Options shall be made hereunder after the date that is the tenth anniversary of the Effective Date; and

         (ii) non-qualified stock options ("Non-qualified Options") (the term "Options" includes incentive stock options and non-qualified options).

 (b) Subject to the adjustment provisions of Section 11 hereof, the aggregate number of ADSs which may be issued under options under the Plan shall not exceed 1,200,000 (the equivalent of 12,000,000 Shares), and the number of ADSs with respect to which Options may be granted to any employee in any calendar year shall not exceed 500,000 (the equivalent of 5,000,000 Shares). ADSs delivered under the Plan may be authorized and unissued ADSs or issued ADSs reacquired by the Company, or both. The ADSs that are forfeited under the terms of the Plan and ADSs that are the subject of Options that expire unexercised or which are otherwise surrendered by the holder of such Option (the "Optionee") without receiving any payment or other benefit with respect thereto may again become available for new Awards under the Plan.

3. Administration of the Plan.
   --------------------------

The Plan shall be administered by a committee (the "Committee") comprised of members of the Board of Directors of the Company (the "Board") selected by the Board. The Board may remove from, add members to, or fill vacancies in the Committee. The Committee shall consist of a compensation committee of the Board comprised solely of two or more "outside directors" within the meaning of
Section 162(m)(4)(C)(i) of the Code, unless the Board determines that there is no need to comply with the requirements of Section 162(m) of the Code.

The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the Plan. All actions of the Committee shall be taken by majority vote of its members, except that the members thereof may authorize any one or more of their number or any officer of the Company to execute and deliver documents on behalf of the Committee. Subject to the provisions of the Plan, the Committee shall have authority, in its sole discretion, to grant Awards under the Plan, to interpret the provisions of the Plan and to prescribe, amend, and rescind rules and regulations relating to the Plan or any Award thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons. No member of the Committee shall be liable for anything done or omitted to be done by him or by any other member of the Committee in connection with the Plan, except for his own willful misconduct or as expressly provided by statute.

4. Eligibility.
   -----------

Awards shall be made to such Eligible Persons of the Company or any of its Subsidiaries as the Committee shall select from time to time; provided, however, that Incentive Stock Options may only be granted to employees of the Company and its Subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its Subsidiaries) and shall not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its Subsidiaries, as determined under Section 422(b)(6) of the Code. The Committee's designation of an Optionee in any year shall not require the Committee to designate such person to receive Awards or grants in any other year.

5. Stock Option Agreements. All Options granted pursuant to the Plan shall be evidenced in writing by option agreements ("Option Agreements") in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan, including the following:

(a) Type of Option; Number of ADSs. Each Option shall be designated as either an Incentive Stock Option or a Non-qualified Option. Each Option Agreement shall state the total number of ADSs to which it pertains. To the extent that the aggregate Fair Market Value, as defined below and determined on the date that an Option is granted, of ADSs with respect to which Incentive Stock Option are exercisable for the first time by an Optionee during any calendar year (under all plans of the Company and its Subsidiaries) exceeds U.S.$100,000, such Option shall be treated as a Non-qualified Option.

(b) Option Price. The Option exercise price per each ADS shall be determined by the Committee at the time any Option is granted and stated in the Option Agreement; provided, that the exercise price per ADS of an Incentive Stock Option and an Option that needs to satisfy the requirements of Section 162(m) of the Code shall not be less than 100% of the Fair Market Value of such ADS on the date of the Award. Notwithstanding the preceding sentence, the price per ADS of an Incentive Stock Option awarded to an Optionee who, at the time such Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or its Subsidiaries, shall not be less than 110% of the Fair Market Value of such ADS on the date of the Award.

For all purposes under the Plan, Fair Market Value shall mean the per ADS closing price of the ADSs for the day immediately preceding the date as of which Fair Market Value is being determined (or if there was no reported closing price on such date, on the last preceding date on which the closing price was reported) reported on the National Association of Securities Dealers Automated Quotations (NASDAQ) system, or other national securities exchange on which the ADSs are then principally traded, and reported in the trading tables of The Wall Street Journal.

(c) Option Term. The period for which the Option is granted shall be determined by the Committee and set forth in the Option Agreement; provided, however, that no Option shall be exercisable after the expiration of ten years from the date of its Award. Notwithstanding the preceding sentence, in the case of an Incentive Stock Option granted to an Optionee who, at the time such Option is granted, owns stock representing more than 10% of the combined voting power of all classes of stock of the Company or its Subsidiaries, the term of the Option shall be five years from the date of the Award or such shorter term as may be provided in the Option Agreement. No Option may be exercised after the expiration of its term.

(d) Vesting Period. Except as otherwise provided in the Plan or by the Committee in an Option Agreement, Options shall become vested and exercisable in accordance with the following vesting schedule:

     less than one year after date of Award.             0% of the total Award
     one year after date of Award. . . . . . . .        25% of the total Award
     two years after date of Award. . . . . . . .       50% of the total Award
     three years after date of Award. . . . . . .       75% of the total Award
     four years after date of Award. . . . . . . .      100% of the total Award

Options shall automatically cease to vest in accordance with the above schedule and, except as provided in Sections 7, 8, 9 and 10, shall become null and void upon the termination of employment for any reason.

(e) Time and Manner of Payment. Each Option Agreement shall provide that Options granted under the Plan shall be exercised by the Optionee (or by his executors, administrators, guardian or legal representative) as to all or any portion of the ADSs covered thereby, by the giving of written notice of exercise to the Company, specifying the number of ADSs to be purchased. Full payment of such purchase price shall be made within ten business days following the receipt of such notice by the Company and shall be made (i) in cash, by certified check or bank check, or (ii) in any other manner permitted in the discretion of the Committee. Such notice of exercise and full payment, shall be delivered to the Company at its principal business office or such other office as the Committee may direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may prescribe. In no event may any Option granted hereunder be exercised for a fraction of an ADS. The Company shall issue or cause to be issued to the Optionee ADSs or American Depositary Receipts ("ADRs") evidencing the ADSs as soon as practicable after an Option is exercised, and, within a reasonable time thereafter, such issuance shall be evidenced on the books of the Company. No person exercising an Option shall have any of the rights of a holder of ADSs prior to the date that such ADSs are issued following the exercise of such Option. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

(f) Other Provisions. An Option Agreement may contain any other terms and conditions that the Committee, in its sole discretion, deems appropriate; provided, however, that no such term or condition shall be inconsistent with the terms of the Plan or, in the case of an Incentive Stock Option, Section 422 of the Code. Each Option Agreement may condition the exercise of any Option upon the attainment of specified productivity goals by a Company group or division or an individual Optionee.

6. Non-Transferability of Options.
   ------------------------------

No Option shall be assignable or transferable by the Optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by the Optionee or his guardian or legal representative.

7. Termination of Employment.
   -------------------------

(a) Except as otherwise determined by the Committee or provided in an Option Agreement, in the event of the termination of employment or service of an Optionee with the Company and its Subsidiaries for any reason (other than termination for cause, death, disability or Change of Control of the Company as provided below), Options granted to him that have not previously expired or been exercised shall, to the extent vested on the date of such termination, be exercisable by the Optionee within 30 days after the date of such termination, unless such Option is earlier terminated pursuant to its terms. All Options that are not exercisable as of the date of such termination or which are not exercised within 30 days thereafter, shall be deemed cancelled and terminated as of such date.

(b) Except as otherwise determined by the Committee or provided in an Option Agreement, in the event an Optionee retires from employment or service with the Company and its Subsidiaries, Options granted to him shall become 100% vested as of the effective date of the Optionee's retirement. Whether an Optionee has terminated employment on account of retirement shall be determined by the Committee in its sole discretion.

(c) Except as otherwise determined by the Committee or provided in an Option Agreement, in the event that an Optionee's employment or service is terminated by the Company or any of its Subsidiaries for "cause," all Options, whether or not exercisable as of the date of such termination, shall be canceled and terminated as of such date. For these purposes, termination for "cause" shall mean the following: the Optionee's violation of copyright, trademark and/or patent protection maintained by the Company or a Subsidiary; the Optionee's engaging or assisting in any business in competition with the Company or a Subsidiary as employee, owner, partner, director, officer, stockholder, consultant or agent (ownership of minority interests in publicly-traded corporations, partnerships or companies or of 5% or less of the equity of privately-held corporations, partnerships or companies shall not be considered competition for purposes of this Plan); the Optionee's dishonesty, or acting in any manner inconsistent with the utmost good faith and loyalty in the performance of the Optionee's duties; conviction of the Optionee by a court of law of competent jurisdiction for fraud, misappropriation, embezzlement, or any felony; failure of the Optionee to perform his duties to the reasonable satisfaction of the Company or its Subsidiaries.

8. Death.
   -----

Except as otherwise determined by the Committee or provided in an Option Agreement, in the event an Optionee dies while employed by or providing service to the Company or any of its Subsidiaries, all unvested Options shall become 100% vested and any Option granted to him that has not previously expired or been exercised shall be exercisable by the estate of such Optionee or by any person who acquired such Option by bequest or inheritance, at any time within one year after the date of death of the Optionee, unless such Option is earlier terminated pursuant to its terms. All Options not exercised within such one year period shall be deemed canceled and terminated on the first anniversary of the Optionee's death.

9. Disability.
   ----------

Except as otherwise determined by the Committee or provided in an Option Agreement, in the event of the termination of employment of an Optionee due to total disability, the Optionee or his guardian or legal representative, shall have the right to exercise any Option which has not been previously exercised or expired and which the Optionee was eligible to exercise as of the first date of total disability, at any time within one year after such termination, unless such Option is earlier terminated pursuant to its terms. All Options that are not exercisable as of the date of the Optionee's termination or which are not exercised within one year thereafter shall be deemed canceled and terminated as of such applicable date. The term "total disability" shall, for purposes of this Plan, be defined in the same manner as such term is defined in Section 22(e)(3) of the Code and shall be determined by the Committee in its sole discretion.

10. Change of Control.
    -----------------

(a) In the event of a proposed sale or conveyance of all or substantially all of the assets of the Company, or the merger or consolidation of the Company and/or its Subsidiaries with or into another corporation, each outstanding Option shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that such successor corporation refuses to assume such Option or to substitute an equivalent option, such Option may, at the discretion of the Committee, become 100% vested upon the consummation of the merger or sale of assets.

(b) Except as otherwise determined by the Committee or provided in an Option Agreement, in the event of the involuntary termination of employment or service of an Optionee from the Company and its Subsidiaries on account of and within six months of a Change of Control of the Company, as determined by the Committee, Options granted to such Optionee that have not previously expired or been exercised shall become 100% vested as of the date of such termination of employment and shall be exercisable by the Optionee within 30 days after such date, unless such Option is earlier terminated pursuant to its terms. A Change of Control shall be deemed to have occurred when:

           (i) any person (as such term is used in Section 13 of the Exchange Act and the rules and regulations thereunder), and any person acting in concert with such person, directly or indirectly, acquires or otherwise becomes entitled to vote more than 50% of the voting power entitled to be cast at elections for directors of the Company; or

           (ii) there occurs any merger or consolidation of the Company, or any sale, lease or exchange of all or any substantial part of the consolidated assets of the Company and its Subsidiaries to any other person, and (A) in the case of a merger or consolidation, the holders of outstanding stock of the Company entitled to vote in elections of directors of the Company immediately before such merger or consolidation (excluding for this purpose any person that directly or indirectly owns or is entitled to vote 20% or more of the voting power of the Company) hold less than 50% of the voting power of the survivor of such merger or consolidation or its parent, or (B) in the case of any such sale, lease or exchange, the Company does not own at least 50% of the voting power of the other person; or

           (iii) one or more new directors of the Company are elected and at such time five or more directors (or, if less, a majority of the directors) then holding office were not nominated as candidates by a majority of the directors in office immediately before such election.

11. Adjustments.
    -----------

Except in the case of a Change of Control of the Company as provided in Section 10, in the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, ADSs, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of ADSs or other securities, the issuance of warrants or other rights to purchase ADSs or other securities, or other similar corporate transaction or event affects the ADSs with respect to which Options have been or may be issued under the Plan, such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as the Committee may deem equitable, adjust any or all of (i) the number and type of shares that thereafter may be made the subject of Options, (ii) the number and type of shares subject to outstanding Options, and (iii) the exercise price with respect to any Option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding Option; provided, however, that the number of ADSs subject to any Option denominated in ADSs shall always be a whole number.

12. Tax Withholding.
    ---------------

The Company shall notify an Optionee of any income tax withholding requirements arising as a result of the grant of any Award or exercise of an Option. The Company shall have the right to withhold from the Optionee such withholding taxes as may be required by law, or to otherwise require the Optionee to pay such withholding taxes. If the Optionee shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to retain and withhold a number of ADSs, otherwise due to such Optionee, having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse the Company for any such taxes and cancel (in whole or in part) any such ADSs so withheld.

13. Right of Discharge Reserved.
    ---------------------------

Nothing in the Plan nor the grant of an Award hereunder shall confer upon any employee, officer, director, consultant, independent contractor or other individual the right to continue in the employment of or service with the Company or any of its Subsidiaries or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Options under the Plan) any such employee, officer, director, consultant, independent contractor or other individual at any time for any reason. Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or service or other relationship even if the termination is in violation of an obligation of the Company or any Subsidiary of the Company to the employee, officer, director, consultant or independent contractor.

14. Severability.
    ------------

If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part, such unlawfulness, invalidity or unenforceability shall not affect any other provision of the Plan or part thereof, each of which remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

15. Amendment and Termination of the Plan.
    -------------------------------------

The Board may, from time to time, alter, amend, suspend or terminate the Plan with respect to Options that have not been granted, subject to any requirement for stockholder approval imposed by applicable law or any rule of any stock exchange or quotation system on which ADSs are listed or quoted; provided, however, that the Board may not amend the Plan in any manner that would result in non-compliance with any applicable law. Neither the Board nor the Committee may, without the consent of the Optionee, alter or in any way impair the rights of such Optionee under any Award previously granted. Neither the termination of the Plan nor the Change of Control of the Company shall affect any Option previously granted.

If the approval of the Plan by the stockholders is not obtained within 12 months of the Effective Date, the Plan shall be null and void and each Award of an Option hereunder shall be null and void.

16. Conditions Upon Issuance of ADSs.
    --------------------------------

ADSs shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such ADSs or the ADRs evidencing such ADSs shall comply with applicable laws and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to exercise of an Option, the Committee may require the person exercising the Option to represent and warrant at the time of exercise that the ADSs are being purchased only for investment and without any present intention to sell or distributed such ADSs.

17. Gender and Number.
    -----------------

Any masculine terminology used in this Plan document shall also include the feminine, and the definition of any term herein in the singular shall also include the plural except when otherwise indicated by the context.

18. Governing Law.
    -------------

The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of New York and construed accordingly.

                   This page has been left intentionally blank

                                   ANNEXURE B
                                   ----------

                           PRANA BIOTECHNOLOGY LIMITED
                               ABN 37 080 699 065
       2004 EMPLOYEES', DIRECTORS' AND CONSULTANTS' SHARE AND OPTION PLAN

1.       PURPOSE

         The Board of Directors of the Company proposes to introduce an employee, director and consultants share and option plan, to be called the Prana Biotechnology Limited 2004 Employees', Directors' and Consultants' Share and Option Plan ("2004 ASX Plan") for the purpose of:
          (a) providing Eligible Persons with an additional incentive to work to improve the performance of the Company;
          (b) attracting and retaining Eligible Persons essential for the continued growth and development of the Company;
          (c) to promote and foster loyalty and support amongst Eligible Persons for the benefit of the Company; and
          (d) to enhance the relationship between the Company and Eligible Persons for the long term mutual benefit of all parties.

2.       COMMENCEMENT

         Subject to the adoption of the 2004 ASX Plan by the shareholders of the Company at the 2004 Annual General Meeting of the Company and to due compliance with the Corporations Act 2001, the 2004 ASX Plan shall take effect as of the date of the 2004 Annual General Meeting of the Company.

3.       DEFINITIONS

         In these Rules, unless the context otherwise requires:
          "Subsidiary" means such term as defined in the Australian Corporations Act 2001;
          "ASX" means Australian Stock Exchange Limited;
          "Company" means Prana Biotechnology Limited ACN 080 699 065;
          "Board of Directors" means the Board of Directors of the Company from time to time acting by resolution made in accordance with the Corporations Act 2001 and the Constitution of the Company;
          "Director" means a director from time to time of the Company; "Eligible Person" means a person who is:
               (i) an employee of; or
               (ii) a director of; or
               (iii) a consultant to,
          the Company or any Subsidiary;
          "Listing Rules" means the Listing Rules from time to time of the ASX; "Option" means an option to purchase Shares;
          "Rules" means the rules of the 2004 ASX Plan, as amended from time to time;
          "Share" means an ordinary fully paid share ranking pari passu in the capital of the Company; and
          "Unexercised Options" means Options granted under the 2004 ASX Plan from time to time which have not been exercised or expired in accordance with their terms and the terms of the 2004 ASX Plan.

4. MAXIMUM AGGREGATE NUMBER OF SHARES ISSUABLE UNDER THE 2004 ASX PLAN

         The aggregate number of Shares issuable under the 2004 ASX Plan, either by the issuance of Shares or under Options granted under the 2004 ASX Plan, shall not exceed 12,000,000 ordinary shares.

5.       ADMINISTRATION OF THE 2004 ASX PLAN

         The 2004 ASX Plan shall be administered by a committee (the "Committee") comprised of members of the Board of Directors of the Company, selected by the Board of Directors. The majority of members shall be independent non-executive directors.

         The Committee is authorised, subject to the provisions of the 2004 ASX Plan, to establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the 2004 ASX Plan. All actions of the Committee shall be taken by majority vote of its members, except that the members thereof may authorise any one or more of them or any officer of the Company to execute and deliver documents on behalf of the Committee. Subject to the provisions of the 2004 ASX Plan, the Committee shall have authority, in its sole discretion, to issue securities under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons. No member of the Committee shall be liable for anything done or omitted to be done by him or by any other member of the Committee in connection with the 2004 ASX Plan, except for his own willful misconduct or as expressly provided by law.

6.       APPLICATION

         All Options or Shares offered to an eligible person pursuant to the 2004 ASX Plan shall be evidenced in writing by a Share or Option offer document ("Offer Document"). The Offer Document shall contain such terms and conditions as the Committee shall determine, which are not inconsistent with the provisions of the 2004 ASX Plan, including the following:

          a)   QUANTITY
               --------

               The quantity of Shares to be issued or Options to be granted under the Offer Document.

          b)   EXERCISE PRICE OF OPTIONS
               -------------------------

               The exercise price of an Option issued under the 2004 ASX Plan will be equal to less than market value of an ordinary share on the ASX at the date of grant or such other exercise price that the Committee determines to be appropriate under the circumstances.

               Market value will be determined by reference to the volume weighted average market price of the Company's ordinary share during the five trading days on the ASX up to and including the date of grant of the options or such other date or period as the Committee shall consider appropriate.

          c)   OPTION TERMS
               ------------

               The term of an Option shall be determined by the Committee and set forth in the Offer Document; provided, however, that no Option shall be exercisable after the expiration of ten years from the date of its grant.

          d)   ESCROW TERM; VESTING PERIOD
               ---------------------------

               Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an Offer Document, the issuance of Shares and exercise of Options shall be subject to either an escrow or vesting schedule, as the Committee shall determine and set forth in the Offer Document, in accordance with the following terms and conditions:

               (i) Escrow Term. In the event that the Committee shall determine that the issuance of Shares and exercise of Options shall be subject to an escrow, Shares issued or Options granted under the 2004 ASX Plan cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a Director). Shares issued or Options granted under the 2004 ASX Plan may be disposed of or exercised at any time from six months after the date of issuance or grant, respectively (or 12 months if issued or granted to a Director), subject to any other terms of the issuance or grant.

               (ii) Vesting  Period.  In the  event  that  the  Committee  shall determine that the issuance of Shares and exercise of Options shall be subject to a vesting schedule, the issuance of Shares and exercise of Options shall become vested and issued or exercisable in accordance with the following vesting schedule:

               less than one year after date of issuance or grant . .      0% of the total number granted
               one year after date of issuance or grant. . . . . . . .     25% of the total number granted
               two years after date of issuance or grant. . . . . . .      50% of the total number granted
               three years after date of issuance or grant   . . . . .     75% of the total number granted
               four years after date of issuance or grant  . . . . . .     100% of the total number granted

               Shares and options shall automatically cease to vest in accordance with the above schedule and, except as provided in Sections 9, 11, 12 and 13, shall become null and void upon the termination of employment for any reason.

          e)   TIME AND MANNER OF PAYMENT OF EXERCISE OF OPTIONS
               -------------------------------------------------

               Each Offer Document shall provide that Options granted under the 2004 ASX Plan shall be exercised by the Eligible Person (or nominee) as to all or any portion of the Shares covered thereby, by the giving of written notice of exercise to the Company, specifying the number of Options to be exercised. Full payment of such exercise price shall be made within ten business days following the receipt of such notice by the Company and shall be made (i) in cash or bank cheque, or (ii) in any other manner permitted in the discretion of the Committee. Such notice of exercise and full payment, shall be delivered to the Company at its principal business office or such other office as the Committee may direct, and shall be in such form, containing such further provisions consistent with the provisions of the 2004 ASX Plan, as the Committee may prescribe. The Company shall issue or cause to be issued to the Eligible Person ordinary shares of the Company as soon as practicable after an Option is exercised, and, within a reasonable time thereafter, such issuance shall be evidenced on the books of the Company. No person exercising an Option shall have any of the rights of a holder of an ordinary share prior to the date that such ordinary shares are issued following the exercise of such Option. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

7.       CANCELLATION OF OFFER

         The Board of Directors retains the right to withdraw an Offer Document at any time prior to receiving an acceptance from the Eligible Person to whom the offer was made, or that Eligible Person's nominee.

8.       ACCEPTANCE

         (a) The Company shall be obliged to accept any acceptance application made pursuant to Rule 6, provided that the application accords, in all respects, with these Rules and is for such number of Shares or Options, or part thereof, to which the Eligible Person is entitled. Upon acceptance of a duly complying application, the Company, within ten business days, shall deliver a Option
              Certificate or confirmation of Share issue in respect of the Shares or Options granted to the Eligible Person.
         (b) Each Eligible Person (and, if applicable, his or her nominee) will be taken to agree to be bound by these Rules upon the acceptance of the offer from the Committee to take up Shares or Options under this 2004 ASX Plan.

9.       OTHER CONDITIONS

         (a) The Offer Document may contain any other terms and conditions that the Committee, in its sole discretion, deems appropriate; provided however that such terms or condition shall not be inconsistent with the terms of the 2004 ASX Plan, Corporations Act 2001 or ASX Listing Rules.
         (b) Subject to the terms and conditions set forth in the rules of the 2004 ASX Plan, Shares and Options may be assigned at the discretion of the Committee. The instrument of assignment shall be duly executed and shall be lodged at the registered office of the Company together with such other information as the Company may reasonably require with respect to the assignment, and the Company shall enter the name of the assignee in a register of Shares or Options as the holder of the relevant Shares or Options. The
              Company shall not be bound to recognise the assignment until a copy of the duly executed instrument of assignment is lodged with the Company.
         (c)  Options shall not be listed for official quotation on the ASX.
         (d) Shares issued under the 2004 ASX Plan shall be listed for official quotation on the ASX. The Company shall, in accordance with the Listing Rules, apply to have Shares issued pursuant to an exercise of Options listed for official quotation by the ASX.
         (e) Options cannot be granted to Directors or their associates unless prior approval of the Company's shareholders is obtained in accordance with the Listing Rules.
         (f) The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.
         (g) In the event of the proposed dissolution or liquidation of the Company, all outstanding Options will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board of Directors. The Board of Directors may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Board and give each Eligible Person the right to exercise his or her Options as to all or any part of the Optioned Shares, including Shares as to which the Option would not otherwise be exercisable.
         (h) In the event of a proposed sale or conveyance of all or substantially all of the assets of the Company, or the merger or consolidation of the Company with or into another corporation, each outstanding Option shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that such successor corporation refuses to assume such Option or to substitute an equivalent option, such Option may, at the discretion of the Committee, accelerate in full upon the consummation of the merger or sale of assets.
         (i) The Committee shall have the power and right, but not obligation, to accelerate the exercisability of any Options, notwithstanding any limitations in this 2004 ASX Plan, upon a Change in Control (as defined herein below). In the event of a Change in Control of the Company, whether by tender offer for more than 50% of the outstanding voting shares, proxy contest for the election of members of the Board of Directors or other means, which lacks the approval of the Board (a "Hostile Change in Control"), each outstanding Option under this 2004 ASX Plan shall automatically accelerate in full and unvested Shares shall vest in full immediately. For purposes of the 2004 ASX Plan, a "Change in Control" shall be deemed to have occurred if any person, or any two or more persons acting as a group, and all affiliates of such person or persons, who prior to such time owned less than fifty percent (50%) of the then outstanding ordinary shares of the Company, shall acquire such additional shares of the Company's ordinary  shares  in  one  or  more  transactions,  or  series  of transactions, such that following such transaction or transactions, such person or group and affiliates beneficially own more than fifty percent (50%) of the Company's outstanding ordinary shares.
         (j) In the event that all or substantially all of the issued and outstanding capital of the Company is to be sold (the "Sale"), each Eligible Person shall be obligated to participate in such Sale and sell his or her Shares and/or Options in the Company, provided, however, that each such Share or Option shall be sold at a price equal to that of any other Share sold under the Sale (minus the applicable exercise price), and subject to the absolute discretion of the Board of Directors.

10.      RIGHTS OF EMPLOYEES

         The 2004 ASX Plan shall not form part of any contract of employment between the Company and any of its employees and shall not confer, directly or indirectly, on any employee any legal or equitable rights whatsoever against the Company. Without limiting the generality of the following, nothing in these Rules:
          (a) confers on any Eligible Person the right to receive any Shares and Options;
          (b) confers on any person the right to continue as an employee;
          (c) affects any rights which the Company may have to terminate the employment of any employee; or
          (d) may be used to increase damages in any action brought against the Company in respect of such termination.

11.      TERMINATION OF EMPLOYMENT

         (a) Except as otherwise determined by the Committee or provided in an Offer Document, in the event of the termination of employment or service of an Eligible Person with the Company and its Subsidiaries for any reason (other than termination for cause, death, disability or Change of Control of the Company as provided in these Rules), Options granted to him that have not previously expired or been exercised shall, to the extent vested on the date of such termination, be exercisable by the Eligible Person within 30 days after the date of such termination, unless such Option is earlier terminated pursuant to its terms. All Options that are not exercisable as of the date of such termination or which are not exercised within 30 days thereafter, shall be deemed cancelled and terminated as of such date.

         (b) Except as otherwise determined by the Committee or provided in an Offer Document, in the event an Eligible Person retires from employment or service with the Company and its Subsidiaries, Options granted to them shall become 100% vested as of the effective date of the Eligible Persons retirement. Whether an Eligible Person has terminated employment on account of retirement shall be determined by the Committee in its sole discretion.

         (c) Except as otherwise determined by the Committee or provided in an Offer Document, in the event that an Eligible Persons employment or service is terminated by the Company or any of its Subsidiaries for "cause," all Options, whether or not exercisable as of the date of such termination, shall be cancelled and terminated as of such date. For these purposes, termination for "cause" shall mean the following: the Eligible Person's violation of copyright, trademark and/or patent protection maintained by the Company or a Subsidiary; the Eligible Person engaging or assisting in any business in competition with the Company or a Subsidiary as employee, owner, partner, director, officer, stockholder, consultant or agent (ownership of minority interests in publicly-traded corporations, partnerships or companies or of 5% or less of the equity of privately-held corporations, partnerships or companies shall not be considered competition for purposes of this 2004 ASX Plan); the Eligible Person's dishonesty, or acting in any manner inconsistent with the utmost good faith and loyalty in the performance of the Eligible Person's duties; conviction of the Eligible Person by a court of law of competent jurisdiction for fraud, misappropriation, embezzlement, or any felony; failure of the Eligible Person to perform his duties to the reasonable satisfaction of the Company or its Subsidiaries.

12.      DEATH

         Except as otherwise determined by the Committee or provided in an Offer Document, in the event an Eligible Person dies while employed by or providing service to the Company or any of its Subsidiaries, all unvested Options shall become 100% vested and any Option granted to him that has not previously expired or been exercised shall be exercisable by the estate of such Eligible Person or by any person who acquired such Option by bequest or inheritance, at any time within one year after the date of death of the Eligible Person, unless such Option is earlier terminated pursuant to its terms. All Options not exercised within such one year period shall be deemed cancelled and terminated on the first anniversary of the Eligible Person's death.

13.      DISABILITY

         Except as otherwise determined by the Committee or provided in an Offer Document, in the event of the termination of employment of an Eligible Person due to total disability, the Eligible Person or his guardian or legal representative, shall have the right to exercise any Option which has not been previously exercised or expired and which the Eligible Person was eligible to exercise as of the first date of total disability, at any time within one year after such termination, unless such Option is earlier terminated pursuant to its terms. All Options that are not exercisable as of the date of the Eligible Person's termination or which are not exercised within one year thereafter shall be deemed cancelled and terminated as of such applicable date.

         Subject to compliance with the Listing Rules (particularly but not only Listing Rule 6.23), the Committee may, in its discretion, extend the time periods in, or waive the application of any provision of Rules 11,12 or 13.

14.      ADJUSTMENTS

         Except in the case of a Change of Control of the Company as provided in
         Section 9, in the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalisation, share split, reverse share split, reorganisation, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities, the issuance of option or other rights to purchase shares or other securities, or other similar corporate transaction or event affects the shares with respect to which

         Options have been or may be issued under the 2004 ASX Plan, such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2004 ASX Plan, then the Committee shall, in such manner as the Committee may deem equitable, adjust any or all of (i) the number and type of shares that thereafter may be made the subject of Options, (ii) the number and type of shares subject to outstanding Options, and (iii) the exercise price with respect to any Option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding Option; provided, however, that the number of shares subject to any Option denominated in shares shall always be a whole number.

15.      RIGHT OF DISCHARGE RESERVED

         Nothing in the 2004 ASX Plan nor the issuance Shares nor the grant of Options hereunder shall confer upon any employee, officer, director, consultant, independent contractor or other individual the right to continue in the employment of or service with the Company or any of its Subsidiaries or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Options under the 2004 ASX Plan) any such employee, officer, director, consultant, independent contractor or other individual at any time for any reason. Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an issuance or grant of securities in the event of termination of an employment or service or other relationship even if the termination is in violation of an obligation of the Company or any Subsidiary of the Company to the employee, officer, director, consultant or independent contractor.

16.      SEVERABILITY

         If any provision of the 2004 ASX Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part, such unlawfulness, invalidity or unenforceability shall not affect any other provision of the 2004 ASX Plan or part thereof, each of which remain in full force and effect. If the making of any payment or the provision of any other benefit required under the 2004 ASX Plan shall be held unlawful or otherwise invalid or unenforceable, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the 2004 ASX Plan, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the 2004 ASX Plan.

17.      AMENDMENT AND TERMINATION OF THE 2004 ASX PLAN

         The Board of Directors may, from time to time, alter, amend, suspend or terminate the 2004 ASX Plan with respect to Shares or Options that have not been granted, subject to any requirement for shareholder approval imposed by applicable law or any rule of any stock exchange or quotation system on which shares are listed or quoted; provided, however, that the Board of Directors may not amend the 2004 ASX Plan in any manner that would result in non-compliance with any applicable law. Neither the Board of Directors nor the Committee may, without the consent of the Eligible Person, alter or in any way impair the rights of such Eligible Person under any issue previously granted. Neither the termination of the 2004 ASX Plan nor the Change of Control of the Company shall affect any Option previously granted.

         If the approval of the 2004 ASX Plan by the shareholders is not obtained, the 2004 ASX Plan shall be null and void and each issue of an Share or Options hereunder shall be null and void.

18.      GENDER AND NUMBER

         Any reference to masculine terminology used in this 2004 ASX Plan document shall also include the feminine, and the definition of any term herein in the singular shall also include the plural except when otherwise indicated by the context.

19.      GOVERNING LAW

         The 2004 ASX Plan and all determinations made and actions taken thereunder, are governed by Australian Corporations Act 2001, ASX Listing Rules and any other Federal or State laws of Australia.

                   This page has been left intentionally blank

                                                                          ITEM 2

        Resolution 1 Re-Election of Mr. Geoffrey Kempler to Serve as a Director Resolution 2 Election of Dr. Jonas Alsenas to Serve as a Director Resolution 3 Approval of Previous Issuance of Ordinary Shares to P.N.
                     Gesolymalos S.A.
        Resolution 4 Approval of Previous Issuance of Ordinary Shares to Certain
                     Consultants
        Resolution 5 Approval of Previous Grants of Options to Certain
                     Consultants
        Resolution 6 Approval of Previous Grants of Options to Certain Employees Resolution 7 Approval of Issuance of Warrants to Rodman & Renshaw LLC Resolution 8 Approval of Grant of Unlisted Options to Dr. Jonas Alsenas Resolution 9 Non-Executive Directors Remuneration Pool
        Resolution 10 Adoption of the 2004 American Depositary Share (ADS)
                      Option Plan
        Resolution 11 Adoption of the 2004 Employees, Directors' and Consultants
                      Share and Option Plan
        Resolution 12 Adoption of Maximum Shares issuable under the 2004
                      American Depositary Share (ADS) Option Plan and the 2004 Employees, Directors' and Consultants Share and Option Plan
        Resolution 13 Approval of Grant of Unlisted Options to Mr. Geoffrey
                      Kempler
        Resolution 14 Approval of Grant of Unlisted Options to Prof. Colin
                      Masters
        Resolution 15 Approval of Grant of Unlisted Options to Mr. Brian Meltzer Resolution 16 Approval of Grant of Unlisted Options to Dr. George Mihaly
        Resolution 17 Approval of Issuance of Ordinary Shares to Mr. Brian
                      Meltzer in Lieu of Director's Base Fees
        Resolution 18 Approval of Issuance of Ordinary Shares to Dr. George
                      Mihaly in Lieu of Director's Base Fees
        Resolution 19 Approval of Issuance of Ordinary Shares to Prof. Colin
                      Masters in Lieu of Director's Base Fees



                             DETACH PROXY CARD HERE

Mark, Sign, Date and Return                 [X]
the Proxy Card Promptly             Votes must be indicated
Using the Enclosed Envelope.        (x) in Black or Blue ink.

      FOR    AGAINST   ABSTAIN        FOR     AGAINST  ABSTAIN
1.   [  ]     [  ]      [  ]   6.    [  ]      [  ]     [  ]
2.   [  ]     [  ]      [  ]   7.    [  ]      [  ]     [  ]
3.   [  ]     [  ]      [  ]   8.    [  ]      [  ]     [  ]
4.   [  ]     [  ]      [  ]   9.    [  ]      [  ]     [  ]
5.   [  ]     [  ]      [  ]   10.   [  ]      [  ]     [  ]

     FOR     AGAINST   ABSTAIN        FOR     AGAINST  ABSTAIN
11.  [  ]     [  ]      [  ]   16.   [  ]      [  ]     [  ]
12.  [  ]     [  ]      [  ]   17.   [  ]      [  ]     [  ]
13.  [  ]     [  ]      [  ]   18.   [  ]      [  ]     [  ]
14.  [  ]     [  ]      [  ]   19.   [  ]      [  ]     [  ]
15.  [  ]     [  ]      [  ]
                             To change your address, please mark this box. [ ]

                                                     [SCAN LINE]

                    The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

                    --------------------------------     -----------------------
                    Date       Share Owner sign here     Co-Owner sign here

                           PRANA BIOTECHNOLOGY LIMITED

               Instructions to The Bank of New York, as Depositary
     (Must be received prior to the close of business on November 10, 2004)

     The undersigned holder of one or more American Depositary Receipts ("Receipts") of PRANA BIOTECHNOLOGY LIMITED (the "Company") ordinary shares hereby requests and instructs The Bank of New York, as Depositary, to vote or cause to be voted the number of shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business October 21, 2004, at the Annual General Meeting of the Company to be held on November 17, 2004, in respect of the resolutions specified on the reverse side.

NOTE:

      If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before November 10, 2004, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box. [ ]

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PRANA BIOTECHNOLOGY LIMITED
                                            ---------------------------
                                                 (Registrant)



                                            By:/s/Jonas V. Alsenas
                                               -------------------
                                                  Jonas V. Alsenas
                                                  Chief Executive Officer



Date:  November 3, 2004